June 16, 2025

Jacob Chacko, M.D.
Chief Executive Officer
ORIC Pharmaceuticals, Inc.
240 E. Grand Ave, 2nd Floor
South San Francisco, CA 94080

       Re: ORIC Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed June 11, 2025
           File No. 333-287949
Dear Jacob Chacko M.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Amanda Urquiza, Esq.